TRITON FUNDS

January 24, 2020

Dear Tim,

TRITON FUNDS LLC was founded by undergraduate students from the University of California, San Diego. Our journey started with a simple conversation amongst ourselves about possible careers available to us in the finance field. We concluded that our schools were not target universities for the private equity and venture capitalist industry. As a result, we have embarked on a mission to provide opportunities to our fellow peers and campuses in this highly competitive space of PE/VC. We reached out to local investors to help us fund our initiative and create TRITON FUNDS: providing real-world experience for students to invest real dollars into real companies. The response we received from local San Diego investors and mentors has been amazing. However, we would like to grow this opportunity beyond the boundaries of our respective campuses, and someday offer the Triton experience to other undergraduates across the nation who like us, never would have the opportunity to work in the PE/VC space. In order to complete this vision, we have decided to call on publicly traded companies who support our student initiative to help us grow our operations, by donating shares to our effort. All of our share donations are used to enhance the student learning curve whether to purchase materials, help pay for overhead, or even contribute to scholarship opportunities.

This letter is subject to the parties entering this Share Donation Agreement:

Between Therapeutic Solutions International, Inc. (Symbol: TSOI the "Donor")

And TRITON FUNDS LLC (the "Recipient")

Securities Common Stock

Number of Shares 8,000,000

Donor: ______________________
Therapeutic Solutions International, Inc.

Recipient: ______________________
TRITON FUNDS LLC

8910 University Center Ln, San Diego, California 92122
858.255.0469 – tritonfundsllc@gmail.com – www.tritonfunds.com